Registration No. 333-213073
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO. _____
POST-EFFECTIVE AMENDMENT NO. 2
Davis Select U.S. Equity ETF
An authorized series of
Davis Fundamental ETF Trust
(Exact Name of Registrant as Specified in Charter)
Principal U.S. Listing and Trading Exchange: Cboe Global Markets, Inc.
2949 E. Elvira Suite 101
Tucson, AZ 85756
(Address of Principal Executive Offices)
(520) 434-3793
(Registrant’s Telephone Number)
Agents for Service:
Lisa Cohen
Davis Selected Advisers, L.P.
2949 E. Elvira Road, Suite 101
Tucson, Arizona 85756
520-434-3793
-or-
Richard Cutshall
Greenberg Traurig, LLP
1144 15th Street
Suite 3300
Denver, Colorado 80202
EXPLANATORY NOTE
This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Greenberg Traurig LLP supporting the tax consequences of the reorganization (Exhibit 12 to Item 16) of this Registration Statement on Form N-14.
The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on October 30, 2026 (SEC accession number 1670310-26-000081). The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on October 30, 2026 (SEC accession number 1670310-26-000081).

PART C
Item 15. Indemnification
Pursuant to Delaware Code Ann. Title 12 § 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and Trustees from and against any and all claims and demands whatsoever.
Section 8.4 of Article 8 of the Registrant’s Declaration of Trust provides:
The Trust shall indemnify to the fullest extent permitted by law each of its Trustees, former Trustees, Trustees emeritus, Advisory Board Members and officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each an “Indemnified Person”), and may indemnify its employees and agents, against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding of any kind and nature whatsoever, whether brought in the right of the Trust or otherwise, and whether of a civil, criminal or administrative nature, before any court or administrative or legislative body, including any appeal therefrom, in which he or she may be involved as a party, potential party, non-party witness or otherwise or with which he or she may be threatened, while as an Indemnified Person or thereafter, by reason of being or having been such an Indemnified Person, except that no Indemnified Person shall be indemnified against any liability to the Trust or its Shareholders to which such Indemnified Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties involved in the conduct of such Indemnified Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including accountants’ and counsel fees so incurred by any such Indemnified Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be promptly paid from time to time, and the expenses of the Trust’s employees or agents may be paid from time to time, by the Trust or a Series in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article 8 and either (i) such Indemnified Person provides security for such undertaking, (ii) the Trust is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Indemnified Person ultimately will be found entitled to indemnification.
Item 16. Exhibits
(1)	Declaration of Trust. Incorporated by reference to Exhibit 28(a) of Part C of Davis Fundamental ETF Trust’s registration statement filed on EDGAR;
(2)	By-Laws. Incorporated by reference to Exhibit 28(b) of Part C of Davis Fundamental ETF Trust’s registration statement filed on EDGAR;
(3)	Trust Agreements. N/A;
(4)	Agreement and Plan of Reorganization. Filed herewith as Exhibit 1 to the Proxy Statement/Prospectus;
(5)	Instruments defining the rights of shareholders. Incorporated herein by reference from the Registrant’s Declaration of Trust, By-Laws, and registration statement on Form N-1A filed on Edgar;
(6)	Investment Advisory Agreements. Incorporated by reference to Exhibit 28(d) of Part C of Davis Fundamental ETF Trust’s registration statement filed on EDGAR;
(7)	Underwriting Agreements. Incorporated by reference to Exhibit 28(e) of Part C of Davis Fundamental ETF Trust’s registration statement filed on EDGAR;
(8)	Bonus, profit sharing, pension or other similar contracts. N/A;
(9)	Custodial Agreements. Incorporated by reference to Exhibit 28(g) of Part C of Davis Fundamental ETF Trust’s registration statement filed on EDGAR;
(10)a	Rule 12b-1 Plan. N/A;
(10)b	Rule 18f-3 Plan. N/A;
(11)	Opinion and consent of counsel;
(12)*	Tax opinion. Form of tax opinion;

(13)	Material contracts not made in the ordinary course of business. N/A;
(14)	Consent of Independent Accountants;
(15)	Financial Statements Omitted. N/A;
(16)*	Powers of Attorney. Dated August 30, 2026;
(17)	Code of Ethics. Incorporated by reference to Exhibit 28(p) of Part C of Davis Fundamental ETF Trust’s registration statement filed on EDGAR.
*filed herein
Item 17. Undertakings
(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be the initial bona fide offering of them.
DAVIS FUNDAMENTAL ETF TRUST
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the securities Act of 1933 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Tucson and State of Arizona on the 13th day of November, 2026.
DAVIS FUNDAMENTAL ETF TRUST
*By: /s/ Lisa Cohen
Lisa Cohen
Attorney-in-Fact
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated.
Signature	Title	Date

/s/ Kenneth Eich* Kenneth Eich	Principal Executive Officer	November 13, 2026

/s/ Douglas Haines* Douglas Haines	Principal Financial Officer; and Principal Accounting Officer	November 13, 2026

*By: /s/ Lisa Cohen
Lisa Cohen
Attorney-in-Fact
* Lisa Cohen signs this document on behalf of the Registrant and each of the foregoing officers pursuant to the power of attorney filed as Exhibit 28(q).
*By: /s/ Lisa Cohen
Lisa Cohen
Attorney-in-Fact

DAVIS FUNDAMENTAL ETF TRUST
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on November 13, 2026, by the following persons in the capacities indicated.
Signature	Title

/s/ Kenneth Eich* Kenneth Eich	Trustee

/s/ Thomas Tays* Thomas Tays	Trustee

/s/ Ralph Egizi* Ralph Egizi	Trustee

/s/ Lawrence Harris* Lawrence Harris	Trustee

* Lisa Cohen signs this document on behalf of each of the foregoing persons pursuant to the power of attorney filed as Exhibit 28(q).
*By: /s/ Lisa Cohen
Lisa Cohen
Attorney-in-Fact